FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.	Date of Material Change

State the date of the material change.

May 2, 2011

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated May 2, 2011 was disseminated by Stockwatch.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that, subject to TSXV approval, it has retained Level 3 Capital Management Inc. ("Level 3") through a consulting agreement under which Level 3 will assist Pan American as an advisor for corporate financing and strategic planning in addition to services related to project identification, negotiation, due diligence and acquisitions.

The Company also announces a non-brokered private placement offering for the sale of up to 2,333,333 million units of the Company (the “Units”), at C$0.15 per Unit, to raise up to C$350,000.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.	Date of Report

May 10, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

Not for distribution to the United States wire services or dissemination in or into the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to any U.S. Person.

News Release
May 2, 2011	TSX.V SYMBOL – PL; OTCBB SYMBOL -- PALTF

Pan American Lithium Corp. to focus on Chilean Potash and
announces $350,000 non-brokered private placement.

Pan American Lithium Corp. (the “Company”) is pleased to announce a program for additional exploration at its Laguna Verde, Llanta and Pedernales properties in Chile. The Laguna Verde surface brine lake project is the most advanced of the Company’s portfolio of 11 lithium and potassium bearing brines projects in Chile, and has previously been the subject of a NI 43-101 compliant inferred resource estimate which reported over 512,000 tonnes of lithium carbonate equivalent and over 4.2 million tonnes of potash contained in the surface lake alone. The Llanta and expanded Pedernales projects represent two new additions to the Company’s Chilean holdings. At Pedernales, the Company reported February, 2011 sampling results from a trenching program, including potash grades of 8,700 ppm and lithium grades of 1070 ppm. The exploration program will be coordinated and carried out by the Tucson, Arizona hydrogeological consulting firm of Montgomery & Associates, who have considerable experience with lithium and potassium brine resources in Latin America.

The Company also announces a non-brokered private placement offering for the sale of up to 2,333,333 million units of the Company (the “Units”), at C$0.15 per Unit, to raise up to C$350,000 (the “Offering”). The size of the Offering is subject to change as the Company’s board of directors may determine. Each Unit will consist of one common share and one non-transferrable common share purchase warrant, with each warrant exercisable at C$0.25 for a period of two years from the date of closing. Proceeds from the Offering are intended to be used for the exploration program, and for working capital purposes. The Company anticipates that the closing of this Offering will occur on or before May 15, 2011.

In connection with the Offering, the Company may pay eligible finders who introduce subscribers to the Company a finder's fee of ten percent (10%) of the gross proceeds raised by such eligible finders in the Offering in cash, and issue such number of common share purchase warrants to the eligible finders equal to ten percent (10%) of the Units purchased by subscribers introduced by such eligible finders. The common share purchase warrants to be issued to such eligible finders will have the same exercise price and expiry date as the common share purchase warrant that form part of the Units. Securities issued in connection with the Offering will be subject to a four month hold period in accordance with applicable securities laws and policies of the TSX Venture Exchange (the “TSXV”).

In addition, the Company announces that, subject to TSXV approval, it has retained Level 3 Capital Management Inc. ("Level 3") through a consulting agreement (the "Consulting Agreement") under which Level 3 will assist Pan American as an advisor for corporate financing and strategic planning in addition to services related to project identification, negotiation, due diligence and acquisitions. In consideration for these services, and subject to approval by the TSXV, the Company will pay $7,500 per month on a bi-monthly basis to Level 3, payable in shares of Pan American common stock ("Shares"). The number of Shares to be issued to Level 3 is determined by dividing: (a) $15,000 (for each bi-monthly period); by (b) the closing price of the Shares on the last trading day of each bi-monthly period, applying the maximum discount allowable under TSXV policies. The Shares issued under the agreement will be subject to a 4-month "Exchange Hold Period" in accordance with the policies of the TSXV.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson
Corporate Secretary
Tel: (520)989-0032
Email: jhenderson@kriyah.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) proceeds from the Offering are intended to be used for exploration at the Laguna Verde, Llanta and Pedernales properties in Chile, and for working capital purposes; (ii) the Company anticipates that the closing of this Offering will occur on or before May 15, 2011; and (iii) the Company may pay eligible finders who introduce subscribers to the Company a finder's fee of ten percent (10%) of the gross proceeds raised by such eligible finders in the Offering in cash, and issue such number of common share purchase warrants to the eligible finders equal to ten percent (10%) of the Units purchased by subscribers introduced by such eligible finders.

There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to close the Offering for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium; and (iv) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.